FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2004


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    ___X___         Form 40-F       ______



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  ________         No   __X__

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including our ability to raise additional equity in the third quarter to meet the minimum shareholders' equity requirement for continued listing on the Small Cap Market, business conditions and growth or deterioration in our market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purpose of this Report

Following a hearing on June 17, 2004 in front of the Nasdaq Listing Qualifications Panel (the "Panel") to appeal the Nasdaq staff's decision to delist the Company's shares from The Nasdaq SmallCap Market, the Panel determined that the Company's ordinary shares will continue to be listed on The Nasdaq SmallCap Market pursuant to an exception from the requirement that the Company maintain at least $2.5 million in shareholders equity. The Company will remain subject to this exception until the Panel determines that the Company has demonstrated an ability to sustain compliance with the minimum shareholders' equity requirement over the long term.

The Panel conditioned the continuing availability of the exception on the Company's continuing satisfaction of all other listing requirements of the Small Cap Market and fulfillment of the following specific criteria:

a. On or before July 15, 2004, the Company must make a public filing with the Securities and Exchange Commission and Nasdaq of a balance sheet no older than 60 days evidencing, on a proforma as adjusted basis for any subsequent significant events or transactions, compliance with the $2.5 million shareholders' equity requirement. The Company believes that this filing will satisfy this condition.

b. On or before July 31, 2004, October 31, 2004 and January 31, 2005, the Company is required to submit to Nasdaq evidence of continued compliance with the $2.5 million shareholders' equity requirement for the quarters ending June 30, September 30 and December 31, 2004 respectively.

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


Description of Transaction Resulting in Proforma Adjustment

On May 18, 2004, Commtouch entered into a securities purchase agreement and related agreements for the sale of securities to certain investors of Commtouch identified in the schedule of buyers in the securities purchase agreement. Those investors committed to purchase 5,131,583 ordinary shares, additional investment rights and warrants for an aggregate purchase price of $3,900,003.08 (the "Financing"). Following shareholder approval of the Financing on June 28, 2004, the Company closed the Financing on June 30, 2004. The Company intends to seek additional equity during the third fiscal quarter in order to be able to demonstrate to Nasdaq satisfaction of the Nasdaq Smallcap Market's minimum shareholders' equity requirement for such quarter.

The additional investment rights and warrants are exercisable at any time, at the investors' option, into Commtouch ordinary shares at a price of $0.836. In addition, in connection with the Financing, the conversion and exercise prices of the initial notes and warrants (the "Initial November Securities"), issued pursuant to the convertible note transaction of November 2003, were adjusted from $1.153 to $0.83, respectively, and the conversion and exercise prices of the additional notes and warrants, if and when issued thereunder, were adjusted from $1.153 to $0.90. Additional information pertaining to the Financing is located in the Company's Form 6-K filing with the SEC on May 19, 2004.

Proforma May 2004 Condensed Balance Sheets

Presented below are the following balance sheets:

     1.  Audited condensed balance sheet as at December 31, 2003

     2.  Unaudited condensed balance sheet as at May 2004

     3. Unaudited condensed balance sheet as at May 2004 on a pro forma, as adjusted basis, to give effect to the Financing. The as adjusted numbers reflect a private placement of 5,131,583 ordinary shares of the Company for an aggregate amount (net of financing fees) of $3.6 million and the reduction of the conversion and exercise prices of the Initial November Securities from $1.153 to $0.83.

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


                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)


                                                      May 31,  May 31,    December 31,
                                                      2004     2004       2003
                                                      Actual   Pro Forma  Actual
                                                      ------   ---------  ------
                                                               As
                                                               adjusted
                                                               --------
Assets
Current Assets:
 Cash and cash equivalents .......................   $ 3,567    $ 7,208   $ 4,125
 Trade receivables, net ..........................       123        123        92
 Receivables on account of shares ................      --         --         955
 Prepaid expenses and other accounts receivable ..       267        267       288
                                                     -------    -------   -------
 Total current assets ............................     3,957      7,598     5,460
                                                     -------    -------   -------
Long-term lease deposits .........................         5          5         5
Severance pay fund ...............................       361        361       391
Deferred expenses ................................       207        207       236
Property and equipment, net ......................       421        421       452
Investment in affiliate ..........................       342        342       339
                                                     -------    -------   -------
                                                     $ 5,293    $ 8,934   $ 6,883
                                                     =======    =======   =======
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable ................................       343        343       479
 Employees and payroll accruals ..................       490        490       418
 Deferred Revenue ................................       917        917       222
 Accrued expenses and other liabilities ..........       448        448       376
                                                     -------    -------   -------
 Total current liabilities .......................     2,198      2,198     1,495
                                                     -------    -------   -------

 Convertible loan, net ...........................     2,665      2,665     2,134
 Accrued severance pay ...........................       396        396       425
 Shares to be registered upon exercise of warrants       324        336       372
                                                     -------    -------   -------
                                                       3,385      3,397     2,931
                                                     -------    -------   -------

 Shareholders' equity ............................      (290)     3,339     2,457
                                                     -------    -------   -------
                                                     $ 5,293    $ 8,934   $ 6,883
                                                     =======    =======   =======


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


Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMMTOUCH SOFTWARE LTD.
                                                (Registrant)


Date: July 12, 2004               By  /s/ Devayani Patel
                                     -------------------------
                                        Devyani Patel
                                        VP Finance


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